06050723

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8-66352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 13 2006
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE REID GROUP LLC

OFFICIAL USE ONLY

FIRM ID. NO.130448

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 AVENUE OF THE AMERICAS, 35TH FLOOR
(No. and Street)

NEW YORK (City) NY (state) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. DONOVAN L. REID (212) 554-4030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANCHEZ, PABLO F.
(Name - if individual, state *last, first, middle name)*

32-36 BELL BOULEVARD (Address) BAYSIDE (City) NY (state) 11361 (Zip Code)

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I DONOVAN L. REID **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of** THE REID GROUP LLC **as of** DECEMBER 31, **2004 and 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

NONE

WINSTON E. FOSTER
Notary Public - State of Florida
My Commission Expires Jun 26, 2008
Commission # DD313813
Bonded By National Notary Assn.

Notary Public

Signature

CHIEF EXECUTIVE OFFICER
Title

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

THE REID GROUP LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

THE REID GROUP LLC

Contents

Pablo F. Sanchez, CPA

32-36 Bell Blvd.
Bayside, New York 11361

Phone: (917) 562-3675

INDEPENDENT AUDITORS' REPORT

The Management Committee
The Reid Group LLC

We have audited the accompanying statements of financial condition of The Reid Group LLC (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Reid Group LLC (the "Company") as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

CPA

December 8, 2006

THE REID GROUP LLC

Statements of Financial Condition

	December 31, 2005		December 31, 2004	
ASSETS				
Cash and cash equivalents	$	1,836	$	12,289
Accounts receivable		15,000		-
Other current assets		2,337		65
Total assets	$	19,173	$	12,354
LIABILITIES AND MEMBERS' EQUITY				
LIABILITIES				
Accounts payable and accrued expenses	$	2,500	$	3,000
Total liabilities		2,500		3,000
MEMBERS' EQUITY				
Contributed capital – authorized 1,000,000 units, issued and outstanding 10,000 units		47,339		34,842
Accumulated deficit		(30,666)		(25,488)
Total members' equity		16,673		9,354
Total liabilities and members' equity	$	19,173	$	12,354

See notes to financial statements.

THE REID GROUP LLC

Statements of Operations

	Year Ended December 31,	
	2005	2004
Revenues:		
Retention fees	$ 22,500	$ 11,435
Operating expenses:		
General and administrative	27,678	36,923
Net loss	$ (5,178)	$ (25,488)

See notes to financial statements.

THE REID GROUP LLC

Statements of Changes in Members' Equity

	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balance at January 1, 2004	$ -	$ -	$ -
Capital contributions	42,510	-	42,510
Capital withdrawals	(7,668)	-	(7,668)
Net loss	-	(25,488)	(25,488)
Balance at December 31, 2004	34,842	(25,488)	9,354
Capital contributions	12,497	-	12,497
Net loss	-	(5,178)	(5,178)
Balance at December 31, 2005	$ 47,339	$ (30,666)	$ 16,673

See notes to financial statements.

THE REID GROUP LLC

Statements of Cash Flows

	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash flows from operating activities:		
Net loss	$ (5,178)	$ (25,488)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in:		
Accounts receivable	(15,000)	-
Other current assets	(2,272)	(65)
Accounts payable and accrued expenses	(500)	3,000
Net cash used in operating activities	(22,950)	(22,553)
Cash flows from investing activities:		
Cash from investing activities	-	-
Cash flows from financing activities:		
Capital contributions	12,497	42,510
Capital withdrawals	-	(7,668)
Cash from financing activities	12,497	34,842
Net increase (decrease) in cash and cash equivalents	(10,453)	12,289
Cash and cash equivalents at beginning of year	12,289	-
Cash and cash equivalents at end of year	$ 1,836	$ 12,289

See notes to financial statements.

THE REID GROUP LLC

Notes to Financial Statements
December 31, 2005 and 2004

NOTE A - ORGANIZATION, DESCRIPTION OF BUSINESS, AND BASIS OF PRESENTATION

[1] Organization:

The Reid Group LLC (the "Firm" or "Company") is an independent boutique investment-banking firm headquartered in New York. The Firm is a limited liability company formed on December 30, 1998 under the laws of the State of Delaware. The Firm is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"), effective on September 14, 2004.

[2] Description of business:

The Firm offers its middle-market institutional clients corporate finance services, including debt and equity private placements, and advisory services, including advice on mergers and acquisition, corporate restructuring, and strategic matters. The firm has no research, trading, lending, or related activities and, instead, is dedicated to providing high-quality, conflict-free, client-focused advice.

[3] Basis of presentation:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring losses and has been principally financed by the Company's sole equity member.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

[3] Revenue recognition:

Revenues include fees for the Firm's retention, its role as arranger and agent in private placements, and for advisory services. Retention fees are typically non-reimbursable and recorded when earned upon the execution of client engagement letters. Arrangement and private placement agency fees are earned through the Firm's arrangement of credit facilities and private placements of debt and equity securities, respectively. Advisory fees are earned by the Firm in its role as financial advisor in mergers and acquisitions and similar transactions. Arrangement and private placement agency fees are recorded at the time the credit facilities and private placement of debt and equity transactions are completed, respectively. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Un-reimbursed expenses associated with private placement and advisory transactions are recorded as non-compensation expenses.

NOTE C - MEMBERS' EQUITY AND LIMITED LIABILITY COMPANY AGREEMENT

The Limited Liability Company Agreement (the "Agreement"), as amended, dated March 20, 2004, sets forth the respective rights and obligations of Members of the Firm and provide for terms of its management and conduct of its affairs. The Firm has two Managing Members of which the current Chief Executive Officer is the sole equity Member and owner. The Firm's Management Committee is responsible for managing the affairs of the Firm.

NOTE D - REGULATORY AUTHORITIES

The Firm is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Firm to maintain net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The Firm's regulatory net capital at December 31, 2005 and 2004 was $(665) and $9,289, respectively, which violated the minimum net capital requirement by $(5,665) and exceeded the minimum net capital requirement by $4,289, respectively.

NOTE E - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members whose tax impact depends on their respective tax situations. Accordingly, the financial statements do not reflect a provision for federal, state, and local income taxes.

NOTE F - SUBSEQUENT EVENTS

Net Capital – SEC Rule 17a-11 requires that every broker or dealer whose net capital declines below the minimum amount required pursuant to SEC Rule15c3-1 shall give notice of such deficiency that same day. The notice shall specify the broker or dealer's net capital requirement and its current amount of net capital. On January 12, 2006 the Firm notified the SEC and NASD that as of December 31, 2005, the Firm's net capital was ($665), or $5,665 below its minimum net capital requirement. On November 29, 2006, the Firm collected fees of $135,000, which increased net capital above the Firm's $5,000 minimum net capital requirement.

Annual Audit Reports Filings – SEC Rule 17a-5 obligates broker-dealers to file annual audited financial statements by the required deadline of not more than 60 days after the date of the financial statements. The Firm received a regulatory waiver allowing it to file its annual audited financial statements for the year ended December 31, 2004 at the required time for the filing of its annual audited financial statements for the year ended December 31, 2005. The firm failed to file its December 31, 2005 and 2004 audited financial statements by the required deadline of not more than 60 days after the date of the financial statements. Accordingly, effective June 30, 2006, the NASD issued a regulatory suspension of the Firm for failure to timely file its annual audit report for the periods ended December 31, 2005 and 2004. The Firm expects to be compliant with SEC Rule 17a-5 upon the filing of these financial statements with its regulatory bodies.

Pablo F. Sanchez, CPA
32-36 Bell Blvd.
Bayside, New York 11361
Phone: (917) 562-3675

REPORT OF INDEPENDENT AUDITOR ON SUPPLEMENTARY INFORMATION

The Management Committee
The Reid Group LLC

We have audited the accompanying financial statements of The Reid Group LLC as of December 31, 2005 and 2004 and for the years then ended, and have issued our report thereon, dated December 8, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pablo Sanchez, CPA

December 8, 2006

THE REID GROUP LLC

Computation of Net Capital – Schedule 1

	December 31, 2005	December 31, 2004
Members' equity	16,673	9,354
Non-allowable asset deductions and/or charges:		
Accounts receivable	15,000	-
Other current assets	2,338	65
Tentative net capital	(665)	9,289
Less: Haircuts	-	-
Net capital	(665)	9,289

Computation of Aggregate Indebtedness

	2005	2004
Aggregate Indebtedness	$ 2,500	$ 3,000

Computation of Basic Capital Requirement

	2005	2004
(1) Minimum net capital based on aggregate indebtedness	$ 167	$ 200
(2) Minimum dollar requirement	5,000	5,000
Capital requirement - greater of (1) or (2) above	$ 5,000	$ 5,000

Reconciliation of net capital

There were no material differences between the audited and unaudited computation of net capital.

noted no matters involving internal control, including internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Management Committee, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

December 8, 2006